                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                        CABLEVISION SYSTEMS CORPORATION
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP NUMBER)

                   BRUCE D. HAIMS, ESQ. DEBEVOISE & PLIMPTON,
                               875 THIRD AVENUE,
                      NEW YORK, NY  10022   (212) 909-6000
      (Name, Address and telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                OCTOBER 23, 1995
                  (Date of event which requires filing of this
                                   Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

CUSIP No. 12686C-10-9                 13D


(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons         Dolan Family Foundation
                                            IRS: 11-2854653
________________________________________________________________________________
(2)      Check the Appropriate Box              (a) ____________________________
         if a Member of a Group                 (b) ____________________________
________________________________________________________________________________
(3)      SEC Use Only
________________________________________________________________________________
(4)      Source of Funds                00 - See Item 3 of Statement
________________________________________________________________________________
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
________________________________________________________________________________
(6)      Citizenship or Place of
         Organization                           New York
________________________________________________________________________________
Number of Shares        (7) Sole Voting Power                      271,150
Beneficially Owned    ----------------------------------------------------------
by Each Reporting       (8) Shared Voting Power                       0
Person With           ----------------------------------------------------------
                        (9) Sole Dispositive Power                 271,150
                      ----------------------------------------------------------
                       (10) Shared Dispositive Power                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                            271,150
________________________________________________________________________________
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
________________________________________________________________________________
(13)     Percent of Class Represented
         by Amount in Row 11                                        2.2%
________________________________________________________________________________
(14)     Type of Reporting Person                                 00


                               Page 2 of 11 Pages

CUSIP No. 12686C-10-9                 13D




                     CONTINUATION PAGES OF AMENDMENT NO. 2
                          TO SCHEDULE 13D FILED BY THE
                            DOLAN FAMILY FOUNDATION

         This Amendment No. 2 to the Schedule 13D, dated March 16, 1988, as amended by Amendment No. 1 thereto, dated May 7, 1990 (as so amended, the "Schedule 13D"), previously filed by the Dolan Family Foundation, a New York not-for-profit corporation (the "Foundation"), is being filed in connection with changes in the Foundation's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Company"), resulting from certain dispositions by gift by the Foundation of shares of Class A Common Stock, par value $.01 per share, of the Company (the "Class A Common Stock").

         In addition, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, this Amendment No. 2 restates the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Class A Common Stock. The address of the principal executive offices of the Company is One Media Crossways, Woodbury, New York 11797.

Item 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is the Dolan Family Foundation.

         (b) The principal office of the Foundation is One Media Crossways, Woodbury, New York 11797.

         (c) The principal business of the Foundation is to make grants to tax-exempt organizations. The Foundation currently makes grants to organizations that conduct research for the cure of disease, are engaged in religious activities, operate educational institutions, and provide shelter and care for the poor.

         (d) Schedule A attached to this statement and incorporated by reference herein sets forth the name and residence or business address of each Member (as defined herein) and Director of the Foundation, such Member or Director's present principal occupation or employment and the





                               Page 3 of 11 Pages

CUSIP No. 12686C-10-9                 13D



name, principal business and address of any corporation or other organization in which such employment is conducted.

         (e) Neither the Foundation nor any Member or Director thereof has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Foundation nor any Member or Director thereof has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Foundation is a New York not-for-profit corporation. All of its Directors and Members are United States citizens.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR
         OTHER CONSIDERATION.

         The Class A Common Stock held by the Foundation was not acquired by purchase. On December 26, 1986, Charles F. Dolan entered into an irrevocable trust agreement (the "Trust Agreement") among himself as settlor and himself and Helen A. Dolan, his wife ("Mrs. Dolan"), as trustees, creating a charitable trust (the "Trust"), which was the predecessor of the Foundation. In accordance with the Trust Agreement, on December 31, 1986, Mr. Dolan contributed to the Trust 780,000 shares of Class A Common Stock, having a fair market value at that date of $13,573,219. A copy of the Trust Agreement is attached as Exhibit I to the Foundation's original Schedule 13D, dated March 16, 1988 and is incorporated herein by reference.

         On January 16, 1987, Mr. Dolan formed the Foundation as a New York not-for-profit corporation in order to administer and control the affairs and property and to carry out the uses, objects and purposes of the Trust.

         On November 30, 1987, all of the assets, trust estate activities and commitments of the Trust were transferred to the Foundation. Effective that date, the trustees terminated the Trust and ceased its separate legal existence. All former activities of the Trust were thereupon carried on by the Foundation.





                               Page 4 of 11 Pages

CUSIP No. 12686C-10-9                 13D



Item 4.  PURPOSE OF TRANSACTION.

         The purpose of the transactions set forth in Item 3 was to provide the endowment through which the Foundation could carry out its charitable activities.

         Though the Foundation's primary intention is to maintain an endowment fund and distribute income generated by the endowment fund to support its activities, in the event such fund does not generate income sufficient to meet planned distributions and grants, then the Foundation either uses current year contributions or liquidates portions of such fund to meet these commitments.

         In addition, subject to certain adjustments, each year the Foundation is required to make qualifying distributions -- generally, distributions to publicly supported charitable organizations -- in an amount equal to at least five percent of the aggregate fair market value of the Foundation's assets. Subject to certain exceptions, the Foundation is required to make such distributions within one year after the close of each of its taxable years.

         Except as set forth above, the Foundation has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its





                               Page 5 of 11 Pages

CUSIP No. 12686C-10-9                 13D


investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Foundation (i) owns directly and has the sole power to vote or to direct the vote of and to dispose of or to direct the disposition of 271,150 shares of Class A Common Stock and (ii) for purposes of Schedule 13D, is deemed to own beneficially 271,150 shares of Class A Common Stock, representing, as of November 2, 1995, approximately 2.2% of the outstanding shares of Class A Common Stock.

         During the past 60 days, the Foundation gifted shares of Class A Common Stock to certain organizations in the following amounts:

                      Month                               Shares
                      -----                               ------
                 October 19, 1995                          900
                 October 23, 1995                          450

Each of the foregoing gifts by the Foundation was in an amount of shares constituting less than one percent of the outstanding shares of Class A Common Stock.

         The Foundation has ceased to be the beneficial owner of more than five percent of Class A Common Stock.


                               Page 6 of 11 Pages

CUSIP No. 12686C-10-9                 13D


Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES
         OF THE ISSUER.

         Article TENTH of the Certificate of Incorporation of the Foundation requires that, in any taxable year in which the Foundation is a private foundation as described in Section 509(a) of the Code, the Foundation shall distribute its income for said period at such time and manner as not to subject it to tax under Section 4942 of the Code; and the Foundation shall not (i) engage in any act of self-dealing as defined in Section 49419(d) of the Code;
(ii) retain any excess business holdings as defined in Section 4943(c) of the Code; (iii) make any investments in such manner as to subject the Foundation to tax under Section 4944 of the Code; or (iv) make any taxable expenditures as defined in Section 4945(d) of the Code.

         Additionally, under Article III, Section 1 of the Foundation's By-Laws, members of the Foundation (the "Members") consist of Mr. and Mrs. Dolan and those persons who are, from time to time, elected to be Members of the Foundation by majority vote of the Members. Under Article IV, Section 2 of the Foundation's By-Laws, the Members elect the Directors of the Foundation, giving the Members ultimate control over the Foundation and its assets.

         A copy of the Certificate of Incorporation and By-Laws of the Corporation are attached to the Foundation's original Schedule 13D filed on March 16, 1988, as Exhibits 2 and 3 thereto, respectively, and are incorporated by reference herein.

         Mr. Dolan, a Member, controls or shares control of the vote of an additional 13,500 shares of Class A Common Stock and 2,346,281 shares of Class B Common Stock, par value $.01 per share, of the Company (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"), which is convertible into Class A Common Stock on a share-for-share basis. Mrs. Dolan, the other Member, shares control of the vote of an additional 5,000 shares of Class A Common Stock and, as co-trustee of the Charles F. Dolan 1994 Grantor Retained Annuity Trust, a trust established by Mr. Dolan for estate planning purposes on December 31, 1994, of an additional 4,000,000 shares of Class B Common Stock.

         In addition, pursuant to the terms of the Charles F. Dolan Charitable Remainder Trust, a trust established by


                               Page 7 of 11 Pages

CUSIP No. 12686C-10-9                 13D



Mr. Dolan also for estate planning purposes on December 30, 1994, upon the death of the survivor of Mr. and Mrs. Dolan, the Foundation could receive distributions of shares of Common Stock.


Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 - Trust Agreement, dated December 26, 1986, among Charles F.
                    Dolan, Settlor, and Charles F. Dolan and Helen A. Dolan, Trustees. (This Exhibit can be found as Exhibit 1 to the Foundation's original Schedule 13D, dated March 16, 1988, and is incorporated herein by reference.)

        Exhibit 2 - Certificate of Incorporation of the Dolan Family
                    Foundation, as filed on January 16, 1987. (This Exhibit can be found as Exhibit 2 to the Foundation's original Schedule 13D, dated March 16, 1988, and is incorporated herein by reference.)

        Exhibit 3 - By-Laws of the Dolan Family Foundation. (This Exhibit can be
                    found as Exhibit 3 to the Foundation's original Schedule 13D, dated March 16, 1988, and is incorporated herein by reference.)


                               Page 8 of 11 Pages

CUSIP No. 12686C-10-9                 13D



SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 20, 1995

                                  Signature: /s/ William A. Frewin, Jr.
                                             -----------------------------------
                                  Name/Title:  William A. Frewin, Jr.
                                               Vice President




                               Page 9 of 11 Pages

                                                                      SCHEDULE A





                            MEMBERS AND DIRECTORS OF
                   THE DOLAN FAMILY FOUNDATION (CORPORATION)


                                                                PRESENT PRINCIPAL
                                                                  OCCUPATION OR
                                                               EMPLOYMENT AND NAME,
                              RESIDENCE                        BUSINESS AND ADDRESS
       MEMBER                OR BUSINESS                         WHERE EMPLOYMENT
        NAME                   ADDRESS                              CONDUCTED
 ---------------------  ----------------------------  -----------------------------------------
 Charles F. Dolan       One Media Crossways,          Chairman and a Director of Cablevision
                        Woodbury, New York  11797     Systems Corporation, One Media Crossways,
                                                      Woodbury, New York 11797, which owns and
                                                      operates cable television systems and
                                                      produces and distributes cable
                                                      programming through a subsidiary
                                                      ("Cablevision").

 Helen A. Dolan         119 Cove Neck Road            Not Employed.
                        Oyster Bay, New York  11771


                                                                PRESENT PRINCIPAL
                                                                  OCCUPATION OR
                                                               EMPLOYMENT AND NAME,
                              RESIDENCE                        BUSINESS AND ADDRESS
       DIRECTOR              OR BUSINESS                         WHERE EMPLOYMENT
         NAME                  ADDRESS                              CONDUCTED
 ---------------------  ----------------------------  -----------------------------------------
 Marianne Dolan Weber   One Media Crossways,          President, The Foundation, One Media
 Director/Executive     Woodbury, New York  11797     Crossways, Woodbury, New York 11797
 Director





                              Page 10 of 11 Pages

                                                                      SCHEDULE A


                                                                PRESENT PRINCIPAL
                                                                  OCCUPATION OR
                                                               EMPLOYMENT AND NAME,
                              RESIDENCE                        BUSINESS AND ADDRESS
       DIRECTOR              OR BUSINESS                         WHERE EMPLOYMENT
         NAME                  ADDRESS                              CONDUCTED
 ---------------------  ----------------------------  -----------------------------------------
 Deborah Dolan-Sweeney  59 Harbor Road,               President, Sagamore Farms, Inc., which
 Director               Oyster Bay, New York  11771   raises and exhibits jumping horses,
                                                      located at 50 Sandy Hill Road, Oyster
                                                      Bay, New York 11771

 Kathleen Dolan         2 Bartlett Avenue,            Student; freelance teacher, 2 Bartlett
 Director               Belmont,                      Avenue, Belmont, Massachusetts 02178
                        Massachusetts, 02178

 James Dolan            One Media Crossways           Chief Executive Officer and a Director,
 Director               Woodbury, New York  11797     Cablevision

 Thomas Dolan           One Media Crossways           Vice President and Chief Information
 Director               Woodbury, New York  11797     Officer, Cablevision

 Patrick Dolan          One Media Crossways           News Director, News 12, One Media
 Director               Woodbury, New York  11797     Crossways, Woodbury, New York 11797, and
                                                      a Director, Cablevision


                              Page 11 of 11 Pages